1350 Division Road, Suite 204

West Warwick, RI 02893

June 16, 2016

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attention: Larry Spirgel, Assistant Director

Re:     Lighting Science Group Corporation

           Request to Withdraw Registration Statement on Form S-1

           (File No. 333-172165)

Dear Mr. Spirgel:

Pursuant to Rule 477 of Regulation C promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Lighting Science Group Corporation (the “Company”) hereby applies for withdrawal of its Registration Statement on Form S-1 (File No. 333-172165), together with all exhibits and amendments thereto (collectively, the “Registration Statement”), that was originally filed with the Securities and Exchange Commission (the “Commission”) on February 10, 2011. The Company is seeking withdrawal of the Registration Statement as it has determined not to proceed with the offering at this time.

The Registration Statement has not been declared effective, and the Company hereby confirms that it has not sold, and will not sell, any securities under the Registration Statement. In accordance with Rule 457(p) under the Securities Act, the Company requests that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

Please send copies of any written order granting withdrawal of the Registration Statement that the Commission may issue to the undersigned at the address above on this letter with a copy to the Company’s counsel, Ryan Cox of Haynes and Boone, LLP, by email at ryan.cox@haynesboone.com or by facsimile at (214) 200-0534.

Should any member of the staff of the Commission have any questions with respect to this request, please contact Ryan Cox of Haynes and Boone, LLP at (214) 651-5273.

Very truly yours,

Lighting Science Group Corporation

By:	/s/ Mark D. Gorton
Mark D. Gorton
Executive Vice President and Chief Financial Officer

cc:           Philip J. Ragona

Ryan Cox